Via Facsimile and U.S. Mail
Mail Stop 4720

October 15, 2009

Frederick H. Eppinger, Jr.,
President, Chief Executive Officer and Director
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, Massachusetts 01653

Re: **The Hanover Insurance Group, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2008
       Filed February 27, 2009
       Form 10-Q for the Quarterly Period Ending March 31, 2009
       Filed May 8, 2009
       Schedule 14A Filed March 27, 2009
       File No. 001-13754

Dear Mr. Eppinger:

        We have reviewed your September 18, 2009 response to our August 21, 2009 letter and have the following additional comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where we ask you to revise disclosure, please provide us information showing us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Schedule 14A

Executive Compensation
Compensation Discussion and Analysis

Short-Term Compensation, page 28

   1. Please refer to your response to Comment 1. We note your disclosure that you
      will provide in your 2010 Proxy Statement a chart which will include a column
      that will list each "material" predetermined individual goal. We also note your

disclosure that you will include, "to the extent material," disclosure as to (i) the extent to which NEO individual goals were achieved and (ii) how the level of achievement of individual goals impacted the amount of award actually paid.

Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant's compensation policies and decisions regarding its named executive officers. Please refer to Instruction 1 to Item 402(b) of Regulation S-K. We consider *each element* of the company's compensation policies and practices to be material. Please confirm your understanding that the sample disclosure provided in your September 18, 2009 response letter or analogous and/or equivalent-level disclosure you may provide in future CD&As is required in order to inform readers of the material facts regarding the company's procedures and decisions affecting executive compensation and that you will disclose (i) the extent to which NEO individual goals were achieved and (ii) how the level of achievement of individual goals impacted the amount of award actually paid.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response. You may contact Rose Zukin, Staff Attorney, at (202) 551-3269 with questions on the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant